September 28, 2022

VIA EDGAR
Nasreen Mohammed & Suying Li
Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
Washington, D.C. 20549

Re: Andersons, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 8-K dated August 2, 2022
File No. 000-20557

Dear Ms. Mohammed and Ms. Li:

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on The Andersons, Inc. (herein referred to as “we” or the “Company”) Form 10-K for the fiscal year ended December 31, 2021 and Form 8-K dated August 2, 2022, communicated in your letter dated September 19, 2022. We have repeated your comments below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis and Results of Operations, page 19

1. Your operating results comparison of 2021 with 2020 identifies multiple factors for material changes in revenues and expenses for each of your segments without quantifying the impact of each. Please quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment regarding the quantification of factors driving the material changes in revenues and expenses within the Company’s segments. Beginning with our third quarter Form 10-Q filing, expected to be filed on or about November 3, 2022, we will provide additional disclosures regarding the reasons for our sales and merchandising revenues and cost of sales and merchandising revenues fluctuations, including describing and, to the extent possible, quantifying the material reasons for such fluctuations, including the extent to which such fluctuations are attributable to changes in commodity prices, changes in the volumes or the introduction of new products or services. Additionally, in future filings, we will describe and, to the extent possible, quantify any other significant components of expenses that would be material to understand the Company’s results of operations consistent with the guidance under Item 303(b) of Regulation S-K.

Form 8-K dated August 2, 2022

Second Quarter Highlights

2. You present the “pretax income attributable to the company” and “adjusted pretax income (loss) attributable to the company”, non-GAAP measures, in the tabular disclosure under the “Second Quarter Highlights” without presenting their most directly comparable GAAP measure. Please revise your disclosure to ensure the presentation of the most directly comparable GAAP measures with equal or greater prominence to your non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, beginning with our upcoming earnings release for our third quarter, we will present the most directly comparable GAAP measure, which we have concluded is income before income taxes from continuing operations, with equal or greater prominence.

Second Quarter Segment Overview
Renewables Generates Record Q2 Earnings of $45.9 million on Strong Margins; Co-Product Values and Merchandising Remain Strong

3. The Renewable segment reported pretax income attributable to the company appears to be a non-GAAP measure. Please revise your disclosure to discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, beginning with our upcoming earnings release for our third quarter, we will present the most directly comparable GAAP measure, which we have concluded is segment income before income taxes from continuing operations, with equal or greater prominence.

Adjusted Net Income Attributable to The Andersons, Inc.

4. Please expand your disclosure to clarify how you determined the income tax impact of adjustments in calculating the adjusted net income from continuing operations attributable to The Andersons, Inc. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: Adjustments to net income from continuing operations attributable to The Andersons, Inc. are typically calculated at the 25% statutory tax rate of the Company. However, in certain cases a separate tax rate will be used when the tax implications of the adjustments are different than the statutory rate. An example of this is the adjustment for the impairment of an equity method investment that occurred in the second quarter of 2022. The impairment in the equity method investment did not result in a benefit to the income tax provision and was not included in the income tax impact of adjustments.

In response to the Staff’s comment, beginning with our upcoming earnings release for our third quarter, we will provide additional context of how the income tax impact of the adjustments are calculated consistent with the guidance at 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation within the table reconciling Net income from continuing operations to Adjusted net income from continuing operations attributable to The Andersons, Inc.

Trailing Twelve Months of EBITDA and Adjusted EBITDA

5. The EBITDA and adjusted EBITDA non-GAAP measures presented in this section appear to be EBITDA from continuing operations and adjusted EBITDA from continuing operations. Please revise the titles to better describe the nature of these non-GAAP measures.

Response: In response to the Staff’s comment, beginning with our upcoming earnings release for our third quarter, we will revise these EBITDA titles to specify that both measures represent continuing operations.

Cash from Operations Before Working Capital Changes

6. Please disclose your purpose for presenting the adjustment for “changes in CARES Act tax refund receivable” in the cash from operations before working capital changes reconciliation. Please also disclose the most directly comparable GAAP measure with equal or greater prominence wherever the cash from operations before working capital changes is disclosed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company generally presents cash from operations before working capital changes as a non-GAAP measure within its earnings release to provide investors with additional information about the Company’s operations allowing better evaluation of underlying business performance and improved comparability to prior periods. As our business requires a significant amount of working capital, which can fluctuate from changing commodity prices, the cash inflows and outflows related to these can shift drastically and does not always reflect the consistency of the underlying cash flow from our operations.

In 2020, the Company recorded a tax receivable of $37.6 million related to the CARES Act within working capital, with a corresponding impact to deferred taxes and net income. The purpose for presenting this significant unusual item as an adjustment to cash from operations before working capital changes was to show the tax refund in the year that the cash was received. As the working capital accounts are excluded in the cash from operations before working capital changes calculation, the impact of the CARES Act to deferred taxes and net income would have made it appear that cash of $37.6 million was received in 2020 when it was still to be collected. In view of that, we removed the $37.6 million CARES Act tax refund receivable from our 2020 non-GAAP total and included $27.7 million of cash tax refunds in 2021, the year the cash was received. The remaining $9.9 million of the CARES Act tax receivable remains outstanding at the time of this response.

In response to the Staff’s comment, beginning with our upcoming earnings release for our third quarter, we will present the most directly comparable GAAP measure, cash provided by (used in) operating activities, with equal or greater prominence when cash from operations before working capital changes is used elsewhere in the earnings release. We will also provide a description of the purpose for presenting the adjustment for “changes in the CARES Act tax refund receivable.”

We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 897-6764 or brian_valentine@andersonsinc.com; Christine Castellano, Executive Vice President, General Counsel and Corporate Secretary at (419) 897-6792 or christine_castellano@andersonsinc.com; or Michael Hoelter, Vice President, Corporate Controller and Investor Relations at (419) 897-6715 or mike_hoelter@andersonsinc.com.

Sincerely,

/s/ Brian A. Valentine
Brian A. Valentine
Executive Vice President and Chief Financial Officer